West Bend Mutual Insurance (U.S.) Selects

Sapiens Reinsurance Solution

Holon, Israel – July 15, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that Wisconsin-based West Bend Mutual Insurance (West Bend) has selected the Sapiens Reinsurance solution.

Sapiens’ solution will enable West Bend to better manage and control its reinsurance business and related processes. West Bend selected Sapiens Reinsurance based on its functionality set and ability to adhere to tight timelines. The implementation project is already underway, with the launch planned for the end of the year.

“We were impressed with the technology and comprehensive capabilities offered by the Sapiens Reinsurance solution,” said Heather Dunn, West Bend’s vice president and controller. “The implementation of a new reinsurance system is a long term commitment, so part of our evaluation process was taking a close look at the vendor’s organization. We were especially pleased with Sapiens’ partnership approach and we felt their commitment to our success foreshadows how they will continue to value the relationship.”

“We are seeing a growing demand from the industry for our reinsurance solution in the U.S., as well as in the global market,” said Roni Al-Dor, president and CEO of Sapiens. “We strongly believe that our commitment to our clients and partnership approach bring just as much value as our software and are critical components to delivering a complete solution and sustainable value.”

“We are proud of being selected by West Bend,” added Raj Ghuman, vice president of reinsurance sales, Sapiens. “We are committed to the success of this partnership and are looking forward to providing a solution that best addresses West Bend’s reinsurance strategy.”

Sapiens Reinsurance is a comprehensive business and accounting solution designed to support the entire range of reinsurance contracts and activities for all lines of business. This state-of-the-art software product enables insurers and brokers to handle all reinsurance activities on a single platform.

About West Bend Mutual Insurance Company

West Bend Mutual Insurance Company, headquartered in West Bend, Wisconsin, provides property/casualty insurance products throughout the Midwest. The company offers a broad personal lines coverage package, a full range of commercial products and services, and insurance for specialty lines. West Bend employs more than 1,000 associates and is represented by approximately 1,200 independent insurance agencies throughout Wisconsin, Illinois, Iowa, Minnesota, Indiana, Ohio, Michigan, Missouri, Kansas and Kentucky. The company has been rated A (Excellent) or better by A.M. Best since 1971 and is consistently ranked at the top of a nationwide ease-of-doing business survey. For more information, visit thesilverlining.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact:

Yaffa Cohen-Ifrah

VP Corporate Marketing & Communications

Sapiens International

Phone: +972-3-790 2026

Email: yaffa.cohen-ifrah@sapiens.com